                      SECURITIES AND EXCHANGE COMMISSION

                            WASHINGTON, D.C.  20549



                                   FORM 11-K


                  ANNUAL REPORT PURSUANT TO SECTION 15(d) OF
                      THE SECURITIES EXCHANGE ACT OF 1934



(Mark One)
[ X ] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

          For the fiscal year ended        DECEMBER 31, 1997
                                       or
[    ]    TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
          SECURITIES EXCHANGE ACT OF 1934.

          For the transition period from ____________ to ___________

          Commission File Number  1-3305  (Merck & Co., Inc.)


               A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

                               ASTRA MERCK INC.
                      EMPLOYEE SAVINGS AND SECURITY PLAN
                          725 CHESTERBROOK BOULEVARD
                             WAYNE, PA 19087-5677

               B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                              MERCK & CO., INC.
                               ONE MERCK DRIVE
                      WHITEHOUSE STATION, NJ 08889-0100

ASTRA MERCK INC. EMPLOYEE SAVINGS AND SECURITY PLAN
INDEX TO FINANCIAL STATEMENTS AND ADDITIONAL INFORMATION
DECEMBER 31, 1997 AND 1996

                                                                                                             Page(s)

Report of Independent Accountants                                                                                  1

Financial Statements:

              Statement of Net Assets Available for Benefits at
              December 31, 1997 and 1996                                                                           2

              Statement of Changes in Net Assets Available for Benefits for the Years Ended
              December 31, 1997 and 1996                                                                           3

              Notes to Financial Statements                                                                   4 - 12

Additional Information*:

               Schedule I:  Schedule of Assets Held for Investment Purposes
               at December 31, 1997                                                                               13

               Schedule II:  Schedule of Reportable Transactions for the Year Ended December 31,
               1997                                                                                               14

               *The additional information included is presented for purposes of additional analysis and is not a required part of the basic financial statements but is required by the Employee Retirement
               Income Security Act of 1974 ("ERISA").

                        REPORT OF INDEPENDENT ACCOUNTANTS



To the Participants and Plan Administrative Committee of the
Astra Merck Inc. Employee Savings and Security Plan


In our opinion, the accompanying statements of net assets available for benefits and the related statements of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the Astra Merck Inc. Employee Savings and Security Plan (the "Plan") at December 31, 1997 and 1996, and the changes in net assets available for benefits for the years then ended, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Plan's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The additional information included in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements but is additional information required by ERISA. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.



PRICE WATERHOUSE LLP

Philadelphia, PA
May 22, 1998, except as to Note 7, which is as of June 19, 1998.

                               [ASTRA MERCK LOGO]

-------------------------------------------------------------------------------

              ASTRA MERCK INC. EMPLOYEE SAVINGS AND SECURITY PLAN
                 STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS
                           DECEMBER 31, 1997 AND 1996


                                                       December 31, 1997   December 31, 1996
                                                       -----------------   -----------------

ASSETS
Investments at fair value:
     Common Stock                                           $44,555,355         $32,520,766
     Registered Investment Companies                         39,238,643          24,064,937
     Participant Loans                                        1,847,103           1,634,374

                                                             85,641,101          58,220,077

Receivables:
     Participant contributions                                  708,512             591,516
     Employer contributions                                     274,236             233,055
     Accrued interest and dividends                              76,905              27,075

                                                              1,059,653             851,646

NET ASSETS AVAILABLE FOR BENEFITS                           $86,700,754         $59,071,723

   The accompanying notes are an integral part of these financial statements.

                               [ASTRA MERCK LOGO]

-------------------------------------------------------------------------------

              ASTRA MERCK INC. EMPLOYEE SAVINGS AND SECURITY PLAN
           STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
                 FOR THE YEARS ENDED DECEMBER 31, 1997 AND 1996

                                                                 For the Year Ended
                                                       -------------------------------------
                                                       December 31, 1997   December 31, 1996
                                                       -----------------   -----------------

ADDITIONS TO NET ASSETS ATTRIBUTED TO:
Investment income:
     Net appreciation in fair value of investments          $14,929,643         $ 6,301,384
     Dividends and interest                                   3,142,360           2,317,417
     Interest on loans                                          142,944             121,709

Total Investment Income                                      18,214,947           8,740,510

Contributions to the Plan:
     Participants'                                            8,386,499           6,226,794
     Employer's                                               3,191,807           2,071,398
     Rollovers from other qualified plans                     1,707,316           1,389,500

Total Contributions                                          13,285,622           9,687,692

Total Additions                                              31,500,569          18,428,202

DEDUCTIONS FROM NET ASSETS ATTRIBUTED TO:
     Benefits paid and distributions to participants         (3,871,538)           (792,842)

Net Increase                                                 27,629,031          17,635,360

Net assets available for benefits
     Beginning of year                                       59,071,723          41,436,363
     End of year                                            $86,700,754         $59,071,723

   The accompanying notes are an integral part of these financial statements.

ASTRA MERCK INC. EMPLOYEE SAVINGS AND SECURITY PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 1997 AND 1996

1.    DESCRIPTION OF THE PLAN

      The following description of the Astra Merck Inc. (the "Company") Employee Savings and Security Plan (the "Plan") provides only general information. Participants should refer to the Plan document for complete information. The Plan, established January 1, 1995, was designed to provide employees a systematic means of saving and investing for the future. Prior to July 1, 1996, regular full-time, part-time, and temporary employees of the Company, as defined by the Plan, who had completed at least one year of employment were eligible to participate in the Plan on the next enrollment date (the first day of each January and each July). Effective July 1, 1996, the Company amended the Plan so regular full-time and part-time employees of the Company, as defined by the Plan, are eligible to participate in the Plan as of the first day of the month following their date of hire.

      The Plan is administered by the Plan Administrative Committee. All costs of administering the Plan are borne by the Company. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").

      Contributions. Participants may contribute from 2% to 15% of their base pay and can designate contributions in 1% increments as pre-tax, after-tax or a combination of both. Prior to July 1, 1996, the Company matched 50% of employee contributions up to 5% of base pay per pay period. Effective July 1, 1996, the Plan was amended to state that the Company will match 66 2/3% of employee contributions up to 6% of base pay per pay period. Company matching contributions are invested in the same investments that participants designate for their own contributions. Both employee and employer contributions to the Plan are limited to maximum amounts established under the Internal Revenue Code.

      In addition, participants may transfer assets that are held for their benefit by qualified benefit plans of former employers (rollover contributions) into the Plan.

      Investment Options. Participants direct the investment of their contributions in 1% increments of the payroll deduction into any of the following investment options, including Merck & Co., Inc. ("Merck") Common
      Stock:

         MERCK COMMON STOCK
         This portfolio consists of shares of Merck Common Stock.

         FIDELITY MAGELLAN FUND
         The Magellan Fund is a registered investment company which invests primarily in common stock and securities convertible to common stock issued by companies operating in the U.S. and/or abroad as well as foreign companies. The fund seeks investment growth by making a profit on invested capital over the long term.

ASTRA MERCK INC. EMPLOYEE SAVINGS AND SECURITY PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 1997 AND 1996

         FIDELITY EQUITY-INCOME FUND
         The Equity-Income Fund is a registered investment company which invests in income-producing equity securities and seeks a dividend yield that exceeds the composite yield of the S&P 500 Index; at the same time, it considers the potential for capital growth.

         FIDELITY GROWTH COMPANY FUND
         The Growth Company Fund is a registered investment company which seeks capital appreciation mainly through investment in common stocks and securities convertible into common stocks with an emphasis on capital gains rather than on dividend income.

         FIDELITY GROWTH & INCOME PORTFOLIO
         The Growth & Income Portfolio is a registered investment company which seeks a combination of capital growth and current income consistent with reasonable investment risk. It seeks securities of companies with potential for earnings growth while paying current dividends.

         FIDELITY INTERMEDIATE BOND FUND
         The Intermediate Bond Fund is a registered investment company which invests in domestic and foreign investment-grade securities with intermediate maturities. The dollar-weighted average maturity of its obligations ranges between three and ten years.

         FIDELITY RETIREMENT GROWTH FUND
         The Retirement Growth Fund is a registered investment company which seeks capital appreciation by investing primarily in common stocks issued by companies operating in the U.S. and/or abroad. Investments are diversified among a variety of industries and sectors within the market.

         FIDELITY OTC PORTFOLIO
         The OTC Portfolio is a registered investment company which seeks capital appreciation through investment in securities that are traded in the over-the-counter ("OTC") securities market. Though this portfolio invests mainly in common stocks, it can also invest in preferred stocks and debt obligations as well as all other securities offered by the OTC market.

         FIDELITY OVERSEAS FUND
         The Overseas Fund is a registered investment company which seeks capital appreciation, primarily through investments in foreign securities. Normally, at least 65% of its total assets are invested in securities of companies from at least three countries outside of North America (generally these countries are located in Central and South America, the Far East and Pacific basin, and Western Europe).

ASTRA MERCK INC. EMPLOYEE SAVINGS AND SECURITY PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 1997 AND 1996

         FIDELITY BALANCED FUND
         The emphasis of the Balanced Fund, a registered investment company, is income with investments in both stocks and bonds. At least 25% of its total assets will always be invested in fixed-income senior securities to primarily preserve principal.

         FIDELITY RETIREMENT MONEY MARKET PORTFOLIO
         The Money Market Portfolio is a registered investment company which invests in high quality, U.S. dollar-denominated money market instruments of U.S. and foreign issuers. Investments include short-term corporate obligations, U.S. government obligations and certificates of deposit.

         FIDELITY RETIREMENT GOVERNMENT MONEY MARKET PORTFOLIO
         The Government Money Market Portfolio is a registered investment company which invests in obligations issued or guaranteed as to principal and interest by the U.S. Government, its agencies or instrumentalities.

         SPARTAN U.S. EQUITY INDEX PORTFOLIO
         The U.S. Equity Index Portfolio is a registered investment company which seeks investment results that correspond to the total return performance of United States' publicly traded stocks. Total return performance is the combination of capital changes and income. Many investments made by this portfolio offer the potential for both dividend income and capital appreciation over the long term. During 1997, the name of the fund was changed from the Fidelity U.S. Equity Index Portfolio to the Spartan U.S. Equity Index Portfolio.

         PARTICIPANT LOAN FUND
         The Loan Fund is comprised of amounts transferred from other funds and represents the balance of outstanding participant loans.

         Participants may move funds among investments daily.

Vesting. Participants are immediately vested in their contributions, all Company matching contributions, plus actual earnings thereon.

Participant Loans. Participants may borrow from their account balances. The minimum loan is $500 and the maximum loan is the lesser of $50,000 less the highest outstanding loan balance, if any, during the one year period prior to the new loan application date, or 50% of the participant's account balance less any current outstanding loan balance. Participant investments are liquidated on a pro rata basis to fund the loan. The interest rate is the rate in effect the month the loan is made and is based on the prime rate of the Morgan Guaranty Trust Company of New York, plus one percent per annum. Activity related to these borrowings is reflected in the Participant Loan Fund.

ASTRA MERCK INC. EMPLOYEE SAVINGS AND SECURITY PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 1997 AND 1996


      Loan transactions are treated as a transfer to (from) the investment fund from (to) the Participant Loan Fund. Loan terms range from 1-5 years or up to 30 years for the purchase of a primary residence. Maturities range from 1998 to 2028. Interest rates range from 6.5% to 11.5%. Principal and interest is paid ratably through monthly payroll deductions.

2.    SUMMARY OF ACCOUNTING POLICIES

      Basis of Accounting. The financial statements of the Plan have been prepared using the accrual basis of accounting.

      Investment Valuation and Income Recognition. Shares of Merck Common Stock are valued at its quoted market price. Shares of registered investment companies are valued at quoted market prices which represent the net asset value of shares held by the Plan at year end. Participant loans are valued at cost which approximates fair value. Purchases and sales of investments are recorded on the trade date. Dividend income is recorded on the ex-dividend date. The appreciation in market value of investments is based on the beginning of the year market value or value at the time of purchase during the year and is included in the Statement of Changes in Net Assets Available for Benefits. Investment income is accrued as earned.

      Payment of Benefits.  Benefits are recorded when paid.

      Use of Estimates. The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

3.    INCOME TAX STATUS

      The Plan received a favorable determination letter from the Internal Revenue Service for the Plan and its amendments through February 1, 1997 dated March 4, 1997. The Plan has been amended subsequent to February 1, 1997. However, the Plan Administrators and the Plan's tax counsel believe that the Plan is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code. Therefore, no provision for income taxes has been included in the Plan's financial statements.

4.    PARTY-IN-INTEREST TRANSACTIONS

      On January 1, 1995, in connection with the transfer of assets to the Company on November 1, 1994 to effect a joint venture between Astra AB and Merck, certain employees of Merck became employees of the Company. In accordance with the terms of the agreements governing the formation of the joint venture, account balances of these employees who were participants in Merck's Employee Savings and Security Plan, totaling $18,769,529 were transferred to the Plan, effective January 1, 1995.

ASTRA MERCK INC. EMPLOYEE SAVINGS AND SECURITY PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 1997 AND 1996


      Certain plan investments are shares of mutual funds managed by an affiliate of Fidelity Investments. Fidelity Investments is the trustee as defined in the Plan, and therefore, these transactions qualify as party-in-interest transactions.

5.    PLAN TERMINATION

      Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA.

ASTRA MERCK INC. EMPLOYEE SAVINGS AND SECURITY PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 1997 AND 1996

6. FUND INFORMATION
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS, WITH FUND INFORMATION

                                                                      Fund Information
                                               --------------------------------------------------------------
                                                  Merck     Fidelity     Fidelity     Fidelity   Fidelity
                                                  Common    Magellan     Equity-      Growth     Growth &
                                                  Stock*      Fund*      Income       Company    Income
                                                                          Fund         Fund     Portfolio*


                                               --------------------------------------------------------------
Assets:
Investments at fair value:
      Common stock                              $44,555,355
      Registered investment companies                     -  $8,236,883  $2,458,094  $4,324,795  $8,885,614
      Participant loans                                   -           -           -           -           -
                                               --------------------------------------------------------------
                                                 44,555,355   8,236,883   2,458,094   4,324,795   8,885,614
Receivables:
      Participant contributions                     226,217      74,843      36,870      70,931     120,171
      Employer contributions                         85,474      30,453      14,207      27,208      46,369
      Accrued interest and dividends                  6,127       2,103         461      43,782       1,031
                                               --------------------------------------------------------------
                                                    317,818     107,399      51,538     141,921     167,571

           Net assets available for
             benefits, December 31, 1997        $44,873,173  $8,344,282  $2,509,632  $4,466,716  $9,053,185
                                               ==============================================================

Assets:
Investments at fair value:
      Common stock                              $32,520,766
      Registered investment companies                     -  $5,977,849  $1,522,514  $2,925,653  $4,384,329
      Participant loans                                   -           -           -           -           -
                                               --------------------------------------------------------------
                                                 32,520,766   5,977,849   1,522,514   2,925,653   4,384,329
Receivables:
      Participant contributions                     175,619      68,551      24,975      72,047      98,075
      Employer contributions                         68,496      28,192       9,692      27,437      38,278
      Accrued interest and dividends                  5,605       1,664         315       5,724         534
                                               --------------------------------------------------------------

           Net assets available for
             benefits, December 31, 1996        $32,770,486  $6,076,256  $1,557,496  $3,030,861  $4,521,216
                                               ==============================================================

                                                                     Fund Information
                                               ---------------------------------------------------------------
                                                 Fidelity      Fidelity     Fidelity   Fidelity    Fidelity
                                               Intermediate   Retirement      OTC      Overseas    Balanced
                                                Bond Fund    Growth Fund    Portfolio    Fund       Fund



                                               ---------------------------------------------------------------
Assets:
Investments at fair value:
      Common stock
      Registered investment companies            $1,013,114     $984,186  $2,873,472  $2,507,609  $2,166,328
      Participant loans                                   -            -           -           -           -
                                               ---------------------------------------------------------------
                                                  1,013,114      984,186   2,873,472   2,507,609   2,166,328
Receivables:
      Participant contributions                      13,031       16,891      42,727      32,823      22,430
      Employer contributions                          5,370        6,221      16,351      12,560       9,744
      Accrued interest and dividends                  6,860          190         524         315         544
                                               ---------------------------------------------------------------
                                                     25,261       23,302      59,602      45,698      32,718

           Net assets available for
             benefits, December 31, 1997         $1,038,375   $1,007,488  $2,933,074  $2,553,307  $2,199,046
                                               ===============================================================

Assets:
Investments at fair value:
      Common stock
      Registered investment companies              $598,476     $761,397  $1,728,342  $1,577,744  $1,569,462
      Participant loans                                   -            -           -           -           -
                                               --------------------------------------------------------------
                                                    598,476      761,397   1,728,342   1,577,744   1,569,462
Receivables:
      Participant contributions                      12,547       16,570      39,490      27,116      20,782
      Employer contributions                          5,402        6,579      15,144      10,179       8,943
      Accrued interest and dividends                  3,182          188         374         204         485
                                               --------------------------------------------------------------

           Net assets available for
             benefits, December 31, 1996           $619,607     $784,734  $1,783,350  $1,615,243  $1,599,672
                                               ===============================================================

                                                                      Fund Information
                                               --------------------------------------------------------------
                                               Fidelity     Fidelity   Spartan     Participant     Total
                                               Retirement  Retirement   U.S.        Loan Fund
                                                 Money        Govt.    Equity
                                                Market       Money     Index
                                               Portfolio      Market   Portfolio
                                                           Portfolio
                                               --------------------------------------------------------------
Assets:
Investments at fair value:
      Common stock                                                                               $44,555,355
      Registered investment companies          $1,900,102   $1,096,596  $2,791,850                39,238,643
      Participant loans                                 -            -           -   $1,847,103    1,847,103
                                               --------------------------------------------------------------
                                                1,900,102    1,096,596   2,791,850    1,847,103   85,641,101
Receivables:
      Participant contributions                     5,471        4,015      42,092            -      708,512
      Employer contributions                        2,597        1,659      16,023            -      274,236
      Accrued interest and dividends                9,349        5,307         312            -       76,905
                                               --------------------------------------------------------------
                                                   17,417       10,981      58,427            -    1,059,653

           Net assets available for
             benefits, December 31, 1997       $1,917,519   $1,107,577  $2,850,277   $1,847,103  $86,700,754
                                               ==============================================================

Assets:
Investments at fair value:
      Common stock                                                                               $32,520,766
      Registered investment companies           $912,857    $924,520    $1,181,794                24,064,937
      Participant loans                                -           -             -   $1,634,374    1,634,374
                                               --------------------------------------------------------------
                                                 912,857     924,520     1,181,794    1,634,374   58,220,077
Receivables:
      Participant contributions                    5,943       2,967        26,834            -      591,516
      Employer contributions                       2,645       1,257        10,811            -      233,055
      Accrued interest and dividends               4,207       4,444           149            -      27,075
                                               --------------------------------------------------------------

           Net assets available for
             benefits, December 31, 1996        $925,652    $933,188    $1,219,588   $1,634,374  $59,071,723
                                               ==============================================================

*Represents 5% or more of the Plan investments as of December 31, 1997 and 1996.

ASTRA MERCK INC. EMPLOYEE SAVINGS AND SECURITY PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 1997 AND 1996

6. FUND INFORMATION (CONTINUED)

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS, WITH FUND INFORMATION
- FOR THE YEAR ENDED DECEMBER 31, 1997

                                                                               Fund Information
                                                         ----------------------------------------------------------------
                                                            Merck       Fidelity    Fidelity    Fidelity    Fidelity
                                                         Common Stock   Magellan    Equity-      Growth     Growth &
                                                                          Fund      Income      Company      Income
                                                                                     Fund        Fund       Portfolio


                                                         ----------------------------------------------------------------
Additions to net assets attributed to:
  Investment income:
      Net appreciation in fair value of investments       $11,262,595  $1,115,520    $377,158    $199,549   $1,321,314
      Dividends and interest                                  723,335     523,532     129,615     448,290      357,962
      Interest on loans                                        70,606      23,902       4,624      10,086        7,784
                                                         ----------------------------------------------------------------
           Total investment income                         12,056,536   1,662,954     511,397     657,925    1,687,060
                                                         ----------------------------------------------------------------

  Contributions to the Plan:
      Participants'                                         2,628,401     907,281     414,272     876,970    1,414,441
      Employer's                                              986,704     361,863     158,915     326,883      532,933
      Rollovers from other qualified plans                    453,639     205,688      86,694     152,614      205,227
                                                         ----------------------------------------------------------------
           Total contributions                              4,068,744   1,474,832     659,881   1,356,467    2,152,601
                                                         ----------------------------------------------------------------
           Total additions                                 16,125,280   3,137,786   1,171,278   2,014,392    3,839,661
                                                         ----------------------------------------------------------------

Deductions from net assets attributed to:
  Benefits paid and distributions to participants         (2,116,100)   (456,089)   (117,575)   (204,802)    (189,558)
                                                         ----------------------------------------------------------------

  Transfers among funds:
      Interfund transfers                                 (1,849,195)   (386,171)    (88,059)   (341,833)      955,206
      Loans to participants, principal                      (304,509)   (102,930)    (38,807)    (76,466)    (110,106)
      Loan principal repayments from participants             247,211      75,430      25,299      44,564       36,766
                                                         ----------------------------------------------------------------
           Net transfers among funds                      (1,906,493)   (413,671)   (101,567)   (373,735)      881,866
                                                         ----------------------------------------------------------------
           Total deductions and net transfers among       (4,022,593)   (869,760)   (219,142)   (578,537)      692,308
             funds
                                                         ----------------------------------------------------------------
           Net increase                                    12,102,687   2,268,026     952,136   1,435,855    4,531,969

Net assets available for benefits:
  Beginning of year                                        32,770,486   6,076,256   1,557,496   3,030,861    4,521,216
                                                         ----------------------------------------------------------------
  End of year                                             $44,873,173  $8,344,282  $2,509,632  $4,466,716   $9,053,185
                                                         ================================================================


                                                                               Fund Information
                                                         ----------------------------------------------------------------
                                                           Fidelity     Fidelity    Fidelity    Fidelity    Fidelity
                                                         Intermediate  Retirement     OTC       Overseas    Balanced
                                                          Bond Fund   Growth Fund   Portfolio     Fund       Fund



                                                         ----------------------------------------------------------------
Additions to net assets attributed to:
  Investment income:
      Net appreciation in fair value of investments           $9,188   ($34,175)    ($5,607)     $61,354    $137,922
      Dividends and interest                                  56,724     169,908     193,279     124,014     255,553
      Interest on loans                                        1,206       2,265       5,063       2,973       6,428
                                                         -------------------------------------------------------------
           Total investment income                            67,118     137,998     192,735     188,341     399,903
                                                         -------------------------------------------------------------

  Contributions to the Plan:
      Participants'                                          156,820     209,261     512,016     406,581     276,844
      Employer's                                              64,754      77,844     191,837     149,759     117,290
      Rollovers from other qualified plans                   188,661      15,591      90,251      94,726      29,679
                                                         -------------------------------------------------------------
           Total contributions                               410,235     302,696     794,104     651,066     423,813
                                                         -------------------------------------------------------------
           Total additions                                   477,353     440,694     986,839     839,407     823,716
                                                         -------------------------------------------------------------

Deductions from net assets attributed to:
  Benefits paid and distributions to participants           (16,115)    (15,337)   (105,894)    (68,172)    (55,968)
                                                         -------------------------------------------------------------

  Transfers among funds:
      Interfund transfers                                   (28,753)   (202,142)     289,544     184,259   (158,602)
      Loans to participants, principal                      (17,059)     (9,606)    (45,553)    (33,641)    (35,685)
      Loan principal repayments from participants              3,342       9,145      24,788      16,211      25,913
                                                         -------------------------------------------------------------
           Net transfers among funds                        (42,470)   (202,603)     268,779     166,829   (168,374)
                                                         -------------------------------------------------------------
           Total deductions and net transfers among         (58,585)   (217,940)     162,885      98,657   (224,342)
             funds
                                                         -------------------------------------------------------------
           Net increase                                      418,768     222,754   1,149,724     938,064     599,374

Net assets available for benefits:
  Beginning of year                                          619,607     784,734   1,783,350   1,615,243   1,599,672
                                                         ----------------------------------------------------------------
  End of year                                             $1,038,375  $1,007,488  $2,933,074  $2,553,307  $2,199,046
                                                         =============================================================


                                                                               Fund Information
                                                         ----------------------------------------------------------------
                                                           Fidelity    Fidelity     Spartan  Participant    Total
                                                          Retirement  Retirement     U.S.     Loan Fund
                                                            Money        Govt.      Equity
                                                            Market       Money       Index
                                                           Portfolio     Market    Portfolio
                                                                       Portfolio
                                                         ----------------------------------------------------------------
Additions to net assets attributed to:
  Investment income:
      Net appreciation in fair value of investments                                $484,825              $14,929,643
      Dividends and interest                                $56,593     $50,939      52,616                3,142,360
      Interest on loans                                       1,560       3,716       2,731                  142,944
                                                         -----------------------------------             ------------
           Total investment income                           58,153      54,655     540,172              $18,214,947
                                                         -----------------------------------             ------------

  Contributions to the Plan:
      Participants'                                          79,963      46,943     456,706                8,386,499
      Employer's                                             34,617      18,182     170,226                3,191,807
      Rollovers from other qualified plans                   16,230       1,026     167,290                1,707,316
                                                         -----------------------------------             ------------
           Total contributions                              130,810      66,151     794,222               13,285,622
                                                         -----------------------------------             ------------
           Total additions                                  188,963     120,806   1,334,394               31,500,569
                                                         -----------------------------------             ------------

Deductions from net assets attributed to:
  Benefits paid and distributions to participants         (311,379)   (126,365)    (53,304)   ($34,880)  (3,871,538)
                                                         ------------------------------------------------------------

  Transfers among funds:
      Interfund transfers                                 1,114,739     149,755     361,252           -            -
      Loans to participants, principal                      (6,612)     (2,589)    (26,637)     810,200            -
      Loan principal repayments from participants             6,156      32,782      14,984   (562,591)            -
                                                         ------------------------------------------------------------
           Net transfers among funds                      1,114,283     179,948     349,599     247,609            -
                                                         ------------------------------------------------------------
           Total deductions and net transfers among         802,904      53,583     296,295     212,729  (3,871,538)
             funds
                                                         ------------------------------------------------------------
           Net increase                                     991,867     174,389   1,630,689     212,729   27,629,031

Net assets available for benefits:
  Beginning of year                                         925,652     933,188   1,219,588   1,634,374   59,071,723
                                                         ----------------------------------------------------------------
  End of year                                            $1,917,519  $1,107,577  $2,850,277  $1,847,103  $86,700,754
                                                         ============================================================


ASTRA MERCK INC. EMPLOYEE SAVINGS AND SECURITY PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 1997 AND 1996

6. FUND INFORMATION (CONTINUED)
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS, WITH FUND INFORMATION
- FOR THE YEAR ENDED DECEMBER 31, 1996




                                                                                    Fund Information
                                                      ------------------------------------------------------------------
                                                        Merck         Fidelity      Fidelity      Fidelity     Fidelity
                                                        Common        Magellan       Equity-       Growth      Growth &
                                                        Stock           Fund         Income       Company      Income
                                                                                      Fund          Fund      Portfolio
                                                      ------------------------------------------------------------------
Additions to net assets attributed to:

  Investment income:
     Net appreciation in fair value of investments     $5,714,954    ($305,679)      $97,534      $182,360     $348,878
     Dividends and interest                               441,398       943,430       77,511       129,585      162,881
     Interest on loans                                     60,406        23,531        3,990         6,656        5,061
                                                      ------------------------------------------------------------------
          Total investment income                       6,216,758       661,282      179,035       318,601      516,820
                                                      ------------------------------------------------------------------

  Contributions to the Plan:
     Participants'                                      1,960,208       978,499      226,706       660,779      823,014
     Employer's                                           632,454       318,907       76,117       220,703      285,143
     Rollovers from other qualified plans                 222,539       223,404       61,829       161,244      156,210
                                                      ------------------------------------------------------------------
          Total contributions                           2,815,201     1,520,810      364,652     1,042,726    1,264,367
                                                      ------------------------------------------------------------------
          Total additions                               9,031,959     2,182,092      543,687     1,361,327    1,781,187
                                                      ------------------------------------------------------------------


Deductions from net assets attributed to:
  Benefits paid and distributions to participants        (415,106)     (227,981)     (19,335)       (3,945)      (5,386)

  Transfers among funds:
     Interfund transfers                               (1,947,659)   (1,117,277)     425,466       290,421    1,084,032
     Loans to participants, principal                    (404,862)     (111,970)     (21,510)      (62,268)     (34,593)
     Loan principal repayments from participants          230,176        98,478       14,589        30,073       34,813
                                                      ------------------------------------------------------------------
          Net transfers among funds                    (2,122,345)   (1,130,769)     418,545       258,226    1,084,252
                                                      ------------------------------------------------------------------
          Total deductions and net transfers among
           funds                                       (2,537,451)   (1,358,750)     399,210       254,281    1,078,866
                                                      ------------------------------------------------------------------
          Net increase                                  6,494,508       823,342      942,897     1,615,608    2,860,053

Net assets available for benefits:
  Beginning of year                                    26,275,978     5,252,914      614,599     1,415,253    1,661,163
                                                      ------------------------------------------------------------------
  End of year                                         $32,770,486    $6,076,256   $1,557,496    $3,030,861   $4,521,216
                                                      ==================================================================

                                                                               Fund Information
                                                      ---------------------------------------------------------------------------
                                                        Fidelity      Fidelity     Fidelity     Fidelity     Fidelity    Fidelity
                                                      Intermediate   Retirement       OTC       Overseas     Balanced   Retirement
                                                       Bond Fund       Growth      Portfolio      Fund         Fund       Money
                                                                        Fund                                              Market
                                                                                                                         Portfolio
                                                      -----------------------------------------------------------------------------
Additions to net assets attributed to:

  Investment income:
     Net appreciation in fair value of investments       ($8,358)     ($43,712)     $68,082      $49,400      $72,295
     Dividends and interest                               30,031        93,217      184,817       96,704       75,016     $32,025
     Interest on loans                                       185         1,713        4,463        3,232        5,272       1,516
                                                      -----------------------------------------------------------------------------
          Total investment income                         21,858        51,218      257,362      149,336      152,583      33,541
                                                      -----------------------------------------------------------------------------

  Contributions to the Plan:
     Participants'                                       123,486       192,674      365,417      312,367      264,177      75,251
     Employer's                                           46,631        63,859      122,534       96,997       92,665      26,177
     Rollovers from other qualified plans                 82,639        76,703       37,828       27,299      150,627      49,394
                                                      -----------------------------------------------------------------------------
          Total contributions                            252,756       333,236      525,779      436,663      507,469     150,822
                                                      -----------------------------------------------------------------------------
          Total additions                                274,614       384,454      783,141      585,999      660,052     184,363
                                                      -----------------------------------------------------------------------------

Deductions from net assets attributed to:
  Benefits paid and distributions to participants         (5,997)       (1,992)      (1,424)      (2,335)     (13,507)    (52,395)
                                                      -----------------------------------------------------------------------------
  Transfers among funds:
     Interfund transfers                                  72,655       (60,941)     243,213      240,135     (425,938)    401,502
     Loans to participants, principal                     (7,245)      (17,137)     (25,495)     (11,784)     (34,539)    (18,822)
     Loan principal repayments from participants             853         5,986       21,191       17,188       19,504       8,141
                                                      -----------------------------------------------------------------------------
          Net transfers among funds                       66,263       (72,092)     238,909      245,539     (440,973)    390,821
                                                      -----------------------------------------------------------------------------
          Total deductions and net transfers among
           funds                                          60,266       (74,084)     237,485      243,204     (454,480)    338,426
                                                      -----------------------------------------------------------------------------
          Net increase                                   334,880       310,370    1,020,626      829,203      205,572     522,789

Net assets available for benefits:
  Beginning of year                                      284,727       474,364      762,724      786,040    1,394,100     402,863
                                                      -----------------------------------------------------------------------------
 End of year                                           $619,607      $784,734   $1,783,350   $1,615,243   $1,599,672    $925,652
                                                      =============================================================================

                                                                            Fund Information
                                                      ----------------------------------------------------------

                                                        Fidelity      Spartan      Participant        Total
                                                       Retirement      U.S.         Loan Fund
                                                         Govt.        Equity
                                                         Money         Index
                                                         Market      Portfolio
                                                        Portfolio
                                                       ---------------------------------------------------------
Additions to net assets attributed to:

  Investment income:
     Net appreciation in fair value of investments                     $125,630                     $6,301,384
     Dividends and interest                              $29,557         21,245                      2,317,417
     Interest on loans                                     4,336          1,348                        121,709
                                                       ---------------------------------------------------------
          Total investment income                         33,893        148,223                      8,740,510
                                                       ---------------------------------------------------------

  Contributions to the Plan:
     Participants'                                        28,234        215,982                      6,226,794
     Employer's                                           11,560         77,651                      2,071,398
     Rollovers from other qualified plans                 59,007         80,777                      1,389,500
                                                       ---------------------------------------------------------
          Total contributions                             98,801        374,410                      9,687,692
                                                       ---------------------------------------------------------
          Total additions                                132,694        522,633                     18,428,202
                                                       ---------------------------------------------------------

Deductions from net assets attributed to:
  Benefits paid and distributions to participants         (5,099)        (4,713)      ($33,627)       (792,842)
                                                       ---------------------------------------------------------

  Transfers among funds:
     Interfund transfers                                 469,787        324,604              -               -
     Loans to participants, principal                    (26,233)        (5,643)       782,101               -
     Loan principal repayments from participants           9,920          6,346       (497,258)              -
                                                       ---------------------------------------------------------
          Net transfers among funds                      453,474        325,307        284,843
          Total deductions and net transfers among
           funds                                         448,375        320,594        251,216        (792,842)
                                                       ---------------------------------------------------------
          Net increase                                   581,069        843,227        251,216      17,635,360
                                                       ---------------------------------------------------------

Net assets available for benefits:
  Beginning of year                                      352,119        376,361      1,383,158      41,436,363
                                                       ---------------------------------------------------------
  End of year                                           $933,188     $1,219,588     $1,634,374     $59,071,723
                                                       =========================================================

              ASTRA MERCK INC. EMPLOYEE SAVINGS AND SECURITY PLAN
                         NOTES TO FINANCIAL STATEMENTS
                           DECEMBER 31, 1997 AND 1996

7. On June 19, 1998, Astra AB and Merck & Co., Inc., each a 50 percent owner in the Company, announced that they had signed a definitive agreement under which the Company will be restructured and the Company's business will be combined with Astra AB's wholly-owned subsidiary, Astra USA Inc, in a new Delaware limited partnership named Astra Pharmaceuticals, L.P., over which Astra AB will have management control as the general partner. The Plan Administrative Committee is currently evaluating what impact this will have on the Plan.

                                                                      SCHEDULE I

ASTRA MERCK INC. EMPLOYEE SAVINGS AND SECURITY PLAN
SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
DECEMBER 31, 1997

IDENTITY
OF ISSUER       DESCRIPTION                                            COST          CURRENT VALUE
---------       ------------------------------------                   ----          -------------
Merck*          Merck Common Stock                                     $20,251,293     $44,555,355
Fidelity*       Fidelity Magellan Fund                                   6,775,799       8,236,883
Fidelity*       Fidelity Equity-Income Fund                              2,021,178       2,458,094
Fidelity*       Fidelity Growth Company Fund                             3,920,657       4,324,795
Fidelity*       Fidelity Growth & Income Portfolio                       7,111,674       8,885,614
Fidelity*       Fidelity Intermediate Bond Fund                          1,007,890       1,013,114
Fidelity*       Fidelity Retirement Growth Fund                          1,060,239         984,186
Fidelity*       Fidelity OTC Portfolio                                   2,762,233       2,873,472
Fidelity*       Fidelity Overseas Fund                                   2,402,700       2,507,609
Fidelity*       Fidelity Balanced Fund                                   1,932,983       2,166,328
Fidelity*       Fidelity Retirement Money Market Portfolio               1,900,102       1,900,102
Fidelity*       Fidelity Retirement Government Money Market Portfolio    1,096,596       1,096,596
Fidelity*       Spartan U.S. Equity Index Portfolio                      2,166,698       2,791,850
Plan            Participant Loans (with interest rates ranging from      1,847,103       1,847,103
                6.5% to 11.5% and maturities ranging from 1998 to 2028)
                                                                       -----------     -----------
                    Totals                                             $56,257,145     $85,641,101
                                                                       ===========     ===========

                *Party-in-interest

                                                                     SCHEDULE II


ASTRA MERCK INC. EMPLOYEE SAVINGS AND SECURITY PLAN
SCHEDULE OF REPORTABLE TRANSACTIONS*
YEAR ENDED DECEMBER 31, 1997

                                                                                                          SALES
                                                                                         -----------------------------------------
IDENTITY                                             NUMBER OF   NUMBER     TOTAL
OF ISSUER             DESCRIPTION                    PURCHASES  OF SALES   PURCHASES      PROCEEDS       NET COST      GAIN (LOSS)
---------    -------------------------------------   ---------  --------   ---------      --------       --------      -----------
Merck        Merck Common Stock                            204     126     $5,962,051      $5,913,393     $2,769,527     $3,143,866
Fidelity     Fidelity Magellan Fund                        150     107       2,234,563      1,091,049        927,170        163,879
Fidelity     Fidelity Equity-Income Fund                   115      51       1,191,261        632,838        541,600         91,238
Fidelity     Fidelity Growth Company Fund                  147      93       2,015,578        815,984        676,126        139,858
Fidelity     Fidelity Growth & Income Portfolio            167      99       3,765,439        585,468        480,623        104,845
Fidelity     Fidelity Intermediate Bond Fund                77      28         516,667        111,217        111,334           (117)
Fidelity     Fidelity Retirement Growth Fund                71      38         507,424        250,460        250,232            228
Fidelity     Fidelity OTC Portfolio                        123      66       1,499,898        349,160        315,744         33,416
Fidelity     Fidelity Overseas Fund                        117      66       1,118,775        250,265        226,448         23,817
Fidelity     Fidelity Balanced Fund                         90      56         796,348        337,404        303,606         33,798
Fidelity     Fidelity Retirement Money Market Portfolio     91      58       2,177,843      1,190,598      1,190,598             --
Fidelity     Fidelity Retirement Government Money Market    72      26         433,921        261,845        261,845             --
                      Portfolio
Fidelity     Spartan U.S. Equity Index Portfolio           113      41       1,340,267        215,036        168,232         46,804



*Series of transactions in excess of 5% of the current value of the Plan's assets as of January 1, 1997 as defined in Section 2520, 103-6 of the Department of Labor Rules and Regulations for Reporting and Disclosure under ERISA.

                                   SIGNATURES


                  Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.


                                            ASTRA MERCK INC.
                                            EMPLOYEE SAVINGS AND SECURITY PLAN
                                            (Name of Plan)


                                            By: /s/ Linda E. Robertson
                                               --------------------------------
                                                    Linda E. Robertson
                                                    Administrative Committee


Dated:  June 30, 1998

                                  Exhibit Index


Exhibit
-------
23.1                       Consent of Price Waterhouse LLP